

July 20, 2012

<u>Via E-mail</u>
Robert H. Craig
Chief Executive Officer
Next Fuel, Inc.
122 North Main Street
Sheridan, WY 82801

>   **Re: Next Fuel, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 29, 2012**
>   **File No. 333-182474**

Dear Mr. Craig:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed June 29, 2012

Explanatory Note

1.   In your explanatory note, you state that your prior registration statement declared effective on October 28, 2011, No. 333-175466, is no longer current and that upon effectiveness of this registration statement you will terminate the prior one with a post-effective amendment. It appears that you are relying on Rule 429 of Regulation C.. As such, please revise the registration statement cover page to disclose your reliance on Rule

429. State that you are filing a combined prospectus that shall, upon effectiveness, act as a post-effective amendment to your prior registration statement. Identify the earlier registration statement to which the combined prospectus relates by providing the file number at the bottom of the facing page of the latest registration statement. See Rule 429(b). Please also ensure that your registration statement complies with Rule 415(a)(5) and (6). For more information, see Securities Act Rules Compliance and Disclosure Interpretations 212.24, 212.26, and 225.01, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. James F. Verdonik, Esq.